File No. 82-1264

RECEIVED
2004 SEP -9 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

September 6, 2004

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04036789

SUPPL

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

Dear Sirs,

We have made public the following messages.

- Notice Regarding the Repurchase of Shares, on Aug 27.
- Notice Regarding the Repurchase of Shares, on Sep 3.

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dlw 9/9

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (August 27, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: August 17, 2004 through August 24, 2004
3. Aggregate number of shares purchased: 977,000 shares
4. Aggregate purchase amount: 1,991,716,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 32 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 16,131,000 shares
(2) Aggregate acquisition amount: 30,635,367,000 yen

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (September 3, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: August 25, 2004 through August 31, 2004
3. Aggregate number of shares purchased: 956,000 shares
4. Aggregate purchase amount: 1,990,415,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 32 million shares

(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 17,087,000 shares

(2) Aggregate acquisition amount: 32,625,782,000 yen